August 22, 2005

SENT VIA EDGAR

Ms. Joyce Sweeney
Senior Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0408

Re: CFS Bancorp, Inc. Form 10-K for the Fiscal Year Ended December 31, 2004
Forms 10-Q for the Quarters Ended March 31, 2005 and June 30, 2005
File No. 000-024611

Dear Ms. Sweeney:

The following are the responses of CFS Bancorp, Inc. (the Company) to the comments set forth in the letter of the staff of the Securities and Exchange Commission dated August 11, 2005 relating to the Company’s Form 10-K for the year ended December 31, 2004 (2004 Form 10-K) and the Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005. For reference purposes, the text of the staff’s comment letter has been reproduced below in italics with the Company’s responses following immediately thereafter.

Form 10-K for the fiscal year ended December 31, 2004

Results of Operations

Interest Expense, page 25

Comment No. 1

We note your disclosure on page 21 that you anticipate the restructuring of FHLB borrowings will have a positive overall effect in future periods by, among other things, improving your interest rate risk profile. Please tell us and in future filings disclose the following:

• The predominant factors that influenced your decision to restructure the debt in the fourth quarter of 2004;
• How you balance incurring significant prepayment penalties to restructure debt with your desire to manage your interest rate risk profile;

Ms. Joyce Sweeney
August 22, 2005

• Describe the “other things” you are referring to when you disclose the anticipated positive overall effect in future periods;
• Quantify your estimate of the expected reduction of interest expense in future periods as a result of the restructuring; and
• Describe the impact on your interest rate risk profile.

Response to Comment No. 1

• Prior to the debt restructuring, the Company’s earnings and reported net interest margin were being adversely impacted by the relatively high cost of the debt. The debt restructuring was completed to reduce interest costs in future years, shorten the duration of the Company’s liabilities, reduce repricing risk, and eliminate the callable feature contained in the original debt. The Company states these reasons on page 20 of its 2004 Form 10-K in the “Overview” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
• Managing the Company's interest rate risk profile was only one factor in the decision to restructure the debt. In addition to considering the impact on the Company’s interest rate risk profile, the Company performed numerous "what-if" scenarios to assess the impact various restructuring alternatives would have on earnings and on the Company’s capital ratios over a six year period. Assumptions utilized in the scenarios included a projected shape of the yield curve, an expected level of prepayment penalties, an expected contractual interest rate of the new advances, and an expected repricing interest rate of the new advances upon their maturity.
• Management’s reference to “other things” included the reduced interest costs, reduced repricing risk, and the elimination of the callable feature contained in the original debt.
• The estimate of expected annual interest expense reduction as a result of the restructuring is $13.3 million, $14.8 million, $18.3 million, $21.6 million, $23.7 million and $6.2 million over the next 6 years. The estimated interest expense would also be impacted by the following:

• the amount of new debt outstanding is $75.0 million less than the old debt;
• the average term of the new debt is significantly shorter than the old debt;
• $54.0 million of the new borrowings have variable interest rates, which may change this estimate depending on how they reprice; and
• new borrowings totaling $20.0 million were paid off prior to the end of 2004.

Management has disclosed in the Company’s Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005 the net change in interest expense from the previous periods based on the restructuring and the factors listed above.  The Company intends to have similar disclosures in its future filings as appropriate.
• The debt restructuring reduced the Company’s repricing risk, shortened the duration of its liabilities, and eliminated the callable option. Prior to the restructuring, the Company had $400.0 million of callable fixed-rate advances with an average cost of 5.92% and an average remaining term of 64.2 months. These $400.0 million of

Ms. Joyce Sweeney
August 22, 2005

advances matured over a four month period in 2010 subjecting the Company to significant repricing risk. The Company replaced these advances with $271.0 million of non-callable fixed-rate advances with an average cost of 3.64% and an average term of 34.3 months in a laddered portfolio with maturities ranging from 21 to 60 months. The new advances also included $54.0 million of short-term variable-rate advances. In addition, the $400.0 million of prepaid advances contained quarterly call dates until maturity giving the issuer the option to call the debt. The issuer would typically exercise this call option when market rates of interest were higher than the stated interest rate on the debt. If the debt had been called by the issuer, the Company would need to obtain the necessary funds to either repay or refinance the debt at the then existing higher market interest rates thereby increasing the Company’s interest expense. The $325.0 million of new advances the Company acquired do not contain any call provisions. The Company discusses these details in its 2004 Form 10-K in the “Borrowed Funds” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (page 40) and Footnote 7, Borrowed Money (page 65), in its audited financial statements. The Company will include similar disclosures in future filings.

Non-Interest Expense, page 26

Comment No. 2

We note your disclosure that you wrote-down the carrying value of your viatical receivables by $421,000 in 2004. Please tell how you account for and determine the carrying and fair values of viatical receivables. Describe the changes in circumstances or other factors that indicated the receivables were impaired during 2004 and how you determined the amount of the impairment.

Response to Comment No. 2

During the third quarter of 2004, the Company completed an extensive review of its viatical receivable files that began during the second quarter of 2004 to determine if the proper documentation was available to continue to support the recorded asset carrying value. During the review, the Company discovered that not all viatical policies held as receivables named the Company as beneficiary on the life insurance policy.  As a result, upon the death of an insured, there is some risk that the Company would not receive the expected policy face value and therefore not realize the receivable. Accordingly, the Company wrote off the balance of any receivables that did not identify the Company as beneficiary along with any associated capitalized acquisition and premium costs.

Financial Statements

Consolidated Statements of Cash Flows, page 51

Ms. Joyce Sweeney
August 22, 2005

Comment No. 3

We note your disclosure on page 29 that you sold $9.1 million of commercial real estate participations in 2004. Please tell us how the purchase or origination and the proceeds are reported in your statements of cash flows and your basis for the presentation.

Response to Comment No. 3

The Company does not initially acquire nor hold commercial real estate loans for sale. On occasion, the Company may sell a portion of its loans held for investment through the sale of participation interests to one or more banks. According to Statement of Financial Accounting Standards 102, Statement of Cash Flows - Exemption from Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale - an Amendment from FASB Statement 95, “cash receipts and cash payments resulting from the acquisitions and sales of loans also shall be classified as operating cash flows if those loans are acquired specifically for resale and are carried at market value or the lower of cost or market value.  Cash receipts resulting from sales of loans that were not specifically acquired for resale shall be classified as investing cash inflows.  That is, if loans were acquired for investments, cash receipts from sales of those loans shall be classified as investing cash inflows regardless of a change in the purpose for holding those loans.” Since the loans in question were held for investment, the Company included the amount of the loans originated and the amount participated to other banks as “net loan fundings and principal payments received” in the “Investing Activities” portion of its consolidated statement of cash flows on page 51 of the 2004 Form 10-K.

Note 7 - Borrowed Money, page 65

Comment No. 4

Please provide us with your comprehensive analysis of how you determined that the debt restructuring in the fourth quarter of 2004 was not considered a substantial modification of terms of the existing debt agreement under EITF 96-19. Tell us the principal amount and terms for each advance that was replaced and for each new advance as part of the $325 million debt restructuring.

Response to Comment No. 4

Exhibit 1 provides the detailed information regarding the debt restructuring.

In summary, the Company had fixed-rate advances outstanding totaling $400.0 million with an effective interest rate of 5.92% prior to the debt restructuring. The Company prepaid the $400.0 million of advances, incurred a $42.0 million prepayment penalty and acquired new debt totaling $325.0 million. Utilizing the guidance provided in Emerging Issues Task Force 96-19 (EITF), Debtor’s Accounting for a Modification of Exchange of Debt Instruments, the Company compared the present value of cash flows under the

Ms. Joyce Sweeney
August 22, 2005

terms of the original debt to the present value of cash flows of the new debt to determine if the debt instruments were substantially different.

The present value of the cash flows of the original debt was $399.0 million. The present value of cash flows of the new debt was $423.8 million calculated as follows (in millions):

Present Value of Cash Flows of $325.0 million discounted @ 5.92%	$306.8
Repayment of Debt	75.0
Prepayment Penalty Paid	42.0

Total	$423.8

Since the difference in the present value of cash flows of the original debt and new debt of $24.7 million did not exceed 10% of the present value of cash flows of the old debt of $39.9 million, the Company concluded the debt restructuring did not satisfy the requirements for extinguishment of debt.

Comment No. 5

Please tell us and in future filings disclose how you determined to expense $9.8 million of the prepayment penalties in 2004. Explain how you determined anticipated additional interest expense related to the amortization of the remaining deferred prepayment penalties for future periods.

Response to Comment No. 5

The Company incurred an $8.2 million prepayment penalty when it prepaid four advances totaling $75.0 million during the course of the Company’s debt restructuring. The Company determined that the penalty would be recognized immediately upon the prepayment of the debt since these advances were not replaced with additional advances. In addition, at the end of December 2004, the Company also prepaid one $20.0 million short-term variable-rate advance that was originally part of the restructuring and which had an unamortized prepayment penalty of $1.6 million.

As each of the original advances was prepaid, new advances were acquired. The prepayment penalty incurred on the original advance was allocated to the new advances based upon the amount of each new advance relative to the total amount of new advances acquired to replace the original advance. Since, as discussed above,  the debt restructuring did not qualify as a substantial modification of terms under EITF 96-19, the Company was required to amortize the prepayment penalties over the life of the new advances. The Company internally computed the effect of the amortization on interest expense over the life of each of the new advances.

Ms. Joyce Sweeney
August 22, 2005

Form 10-Q for the Quarterly Period Ended March 31, 2005

Changes in Financial Condition

Securities, page 18

Comment No. 6

We note your disclosure of a $240,000 impairment in a Freddie Mac fixed-rate perpetual preferred stock. Please tell us and in future filings disclose how you determined the amount of the impairment and the changes in circumstances and other factors considered for recognizing the impairment in the first quarter of 2005. Refer to Item 303(b) of Regulation S-K.

Response to Comment No. 6

On a quarterly basis, the Company evaluates all securities for determining if any unrealized losses are deemed other-than-temporarily impaired pursuant to guidelines established in EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. Factors considered in making a decision include the duration and severity of the security’s unrealized loss as well as the prospect for a change in market value within a reasonable period of time. As part of its quarterly review in March 2005, the Company noted the Freddie Mac security had an unrealized loss in excess of 10% of its book value in nine of the past ten months. In February 2005, Mr. Alan Greenspan, Chairman of the Federal Reserve Board, made comments that activity on the long end of the yield curve was a “conundrum” which caused long-term interest rates to move higher. In March 2005, concerns over the increase in inflation caused long-term interest rates to move even higher. With evidence suggesting this might be the beginning of further increases in long-term interest rates, the Company concluded the existing unrealized loss was other-than-temporary and recognized an impairment in the amount of $240,000 representing the difference between the cost basis and the fair market value of the security as of March 31, 2005.

Comment No. 7

In light of the significant increase in gross unrealized losses your Government Sponsored Entity (GSE) securities please provide us with the break-down between securities with continuous unrealized loss position for less than 12 months and 12 months or more as of March 31, 2005 and June 30, 2005.

Ms. Joyce Sweeney
August 22, 2005

Response to Comment No. 7

The breakdown for the Company’s Government Sponsored Entity (GSE) securities with a continuous loss position is as follows as of the dates presented:

	March 31, 2005
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)
GSE securities	$121,467	$(1,710)	$—	$—	$121,467	$(1,710)

	June 30, 2005
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)
GSE securities	$64,027	$(392)	$38,853	$(613)	$102,880	$(1,005)

Form 10-Q for the Quarterly Period Ended June 30, 2005

Changes in Financial Condition

Non-performing Assets, page 24

Comment No. 8

We note your disclosure on page 25 that you recorded an additional impairment of $1.1 million during the quarter ended June 30, 2005 on two of your non-performing loans. Please tell us and in future filings disclose the nature of the loans. Describe the changes in circumstances and other factors since your year-end that led to your recognition of the additional impairment during the quarter. Refer to Item 303(b) of Regulation S-K.

Response to Comment No. 8

The two non-performing loans are to the same borrower and are secured by a hotel in Michigan and all of the business assets of the borrower. The valuation as of December 31, 2004 was based upon a third-party appraisal as of September 2004 which utilized certain projections and assumptions. At the end of 2004, the borrowers were required to hire a hotel consultant to assist with operating the hotel and business. During the second quarter of 2005, the hotel consultant provided updated multi-year projections which the Company believes were more reasonable given the then current operating performance of the hotel than those used in the appraisal as of September 2004. Utilizing the updated projections, the direct capitalization techniques used in the appraisal were applied to arrive at an adjusted value and resulted in an additional $1.1 million impairment

Ms. Joyce Sweeney
August 22, 2005

allocation during the second quarter of 2005. The Company will disclose in future filings the nature of the loans along with any changes in circumstances and other factors since the previous quarter-end or year-end, as the case may be, that led to the Company’s recognition of any additional impairment on this loan or any other impaired loan.

Management’s Closing Comments

Management of the Company acknowledges that CFS Bancorp, Inc. is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2004 and in the Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005. Management of the Company understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. In addition, management of the Company understands that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As applicable, the Company will revise its disclosures in future Forms 10-K and 10-Q in accordance with your comments. If you have any questions regarding these responses, please direct them to me, or in my absence, to Joyce Fabisiak, Vice President - Finance and Reporting, at 219-836-5500.

Sincerely,

/s/ Charles V. Cole

Charles V. Cole
Executive Vice President and
Chief Financial Officer

cc:   Matthew Komar, Staff Accountant
    Philip R. Bevan, Esq.

									Exhibit 1
FHLB Debt Restructure
Substantial Modification of Terms Test

				Call Date
	Amount	Rate	Maturity	to use for NPV	Remaining Term	Penalty	NPV	Amount Paid Off	Penalty
Old Cash Flows
3151350	$50,000,000	5.95%	03/23/10		64.0	$5,414,316	$49,952,798	$14,000,000	$1,516,008
4260722	$50,000,000	5.91%	04/28/10		65.1	$5,351,002	$49,980,883	$25,000,000	$2,675,501
5120063	$50,000,000	6.34%	05/15/10	02/16/10	65.6	$6,405,422	$49,890,828	$11,000,000	$1,409,193
6010441	$25,000,000	6.29%	06/07/10		66.4	$3,076,059	$24,919,153
6151262	$50,000,000	5.94%	06/21/10		66.8	$5,408,109	$49,929,005
2140113	$50,000,000	5.77%	02/16/10		62.5	$4,588,143	$49,845,308
2250164	$50,000,000	5.72%	03/01/10	05/29/09	62.9	$4,467,520	$49,878,751
1270168	$50,000,000	5.70%	02/01/10		61.9	$4,768,368	$49,728,174
2170390	$25,000,000	5.84%	02/23/10		62.5	$2,557,945	$24,918,404	$25,000,000	$2,557,945

	$400,000,000	5.92%			64.2	$42,036,884	$399,043,304	$75,000,000	$8,158,647

						Disct at Old Rate	NPV	Comments
New Cash Flows
412030076	$20,000,000	2.29%	06/06/05		6.0	5.92%	$19,452,345	paid off on 12/31 - unamortized penalty recognized
411230092	$9,000,000	2.29%	05/25/05		6.0	5.92%	$8,795,898
411240048	$25,000,000	2.29%	05/25/05		6.0	5.92%	$24,433,049
412030077	$10,000,000	3.00%	12/07/05		12.0	5.92%	$9,626,593
412030078	$10,000,000	3.20%	06/07/06		18.0	5.92%	$9,523,336
411220822	$25,000,000	3.43%	11/24/06		24.0	5.92%	$23,733,370
411230039	$25,000,000	3.45%	11/26/06		24.0	5.92%	$23,742,340
411190087	$12,000,000	3.42%	11/24/06		24.0	5.92%	$11,390,872
411230090	$15,000,000	3.42%	11/27/06		24.0	5.92%	$14,238,116
412010427	$20,000,000	3.60%	06/04/07		30.0	5.92%	$18,768,928
41202132	$15,000,000	3.65%	06/05/07		30.0	5.92%	$14,093,330
411190094	$12,000,000	3.67%	11/23/07		36.0	5.92%	$11,220,856
411230091	$15,000,000	3.66%	11/26/07		36.0	5.92%	$14,021,175
411230040	$25,000,000	3.68%	11/26/07		36.0	5.92%	$23,382,468
412010428	$30,000,000	3.85%	06/03/08		42.0	5.92%	$27,831,943
41202133	$10,000,000	3.90%	06/05/08		42.0	5.92%	$9,293,258
411190095	$12,000,000	3.88%	11/24/08		48.0	5.92%	$11,100,328
412030093	$5,000,000	3.83%	12/08/08		48.0	5.92%	$4,595,297
41202139	$10,000,000	4.12%	06/05/09		54.0	5.92%	$9,228,385
41202135	$15,000,000	4.02%	12/05/09		60.0	5.92%	$13,681,059
412030094	$5,000,000	4.03%	12/07/09		60.0	5.92%	$4,561,694

	$325,000,000	3.41%			29.6		$306,714,639

Variable Only	$54,000,000	2.29%			6.0
Fixed Only	$271,000,000	3.64%			34.3

Summary
NPV of Old Debt				$399,043,304

NPV of New			$306,714,639
Amount of original debt paid off			$75,000,000
Penalty			$42,036,884
				$423,751,522

Change in NPV of Cashflows				$(24,708,219)

10% of NPV of Old Debt				$39,904,330

Meets Test?				No